UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Andrés Conesa Labastida
Chief Executive Officer
Grupo Aeromexico, S.A.B. de C.V.
Avenida Paseo de la Reforma 243, 25th Floor
Col. Renacimiento, Cuauhtémoc 06500
Mexico City
United Mexican States

Re: Grupo Aeromexico, S.A.B. de C.V.
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted March 5, 2024
CIK 0001561861

Dear Andrés Conesa Labastida:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 17, 2024 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Growth Strategy, page 12

1. You disclose that your growth strategies entail, in part, (i) "Upgauging our fleet to drive highly profitable growth," (ii) "Expanding our network through new profitable destinations as well as densifying existing routes," and (iii) "Continuing to drive growth through our partnerships, including with Delta and other airlines." Please balance disclosure of your growth strategies with the risks to such strategies, such a cross-referencing to relevant risk factors on such topics on page 40 and 53 which discuss in

relevant part the risks that the delivery of Boeing 737 MAX that you have on order may be delayed due to FAA's supervision over the expansion of production of Boeing 737 MAX and other quality control measures, and that you might not be able to reap the full benefits of the JCA with Delta to expand options for passengers traveling between Mexico and the United States if the U.S. DOT terminates your antitrust immunity.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Factors affecting our results of operation
Fleet availability and leasing costs, page 92

2. We note your response to prior comment 2. However, in terms of aircraft finance leasing agreements with the Export-Import Bank of the United States, or EXIM, please file such financing agreements or the omnibus financing agreement(s) that may cover more than one aircraft. We note that at September 30, 2023 you disclose having 10 of your aircraft subject to these financing agreements, with the aggregate outstanding amount under these financing agreements of $161.7 million.

Please contact Yolanda Guobadia at 202-551-3562 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Vetterli, Esq.